EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY CORPORATION

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Six Months
	Ended June 30,	Years Ended December 31,
(in millions)	2013	2012 (a)	2011	2010	2009	2008
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(b)	$1,412	$2,291	$2,297	$2,097	$1,770	$1,993
Fixed charges	764	1,510	1,057	1,045	892	883
Distributed income of equity investees	57	151	149	111	82	195
Deduct:
Preferred dividend requirements of subsidiaries	―	3	―	―	―	―
Interest capitalized(c)	46	177	166	168	102	93
Total earnings	$2,187	$3,772	$3,337	$3,085	$2,642	$2,978

Fixed charges:
Interest on debt, including capitalized portions(b)	$702	$1,420	$1,026	$1,008	$853	$834
Estimate of interest within rental expense	62	87	31	37	39	49
Preferred dividend requirements	―	3	―	―	―	―
Total fixed charges	$764	$1,510	$1,057	$1,045	$892	$883
Ratio of earnings to fixed charges	2.9	2.5	3.2	3.0	3.0	3.4
Ratio of earnings to fixed charges and preferred dividends combined(d)	2.9	2.5	3.2	3.0	3.0	3.4

(a)	Includes the results of Progress Energy, Inc. beginning on July 2, 2012
(b)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(c)	Excludes the equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Condensed Consolidated Statements of Operations.
(d)	For all periods presented, Duke Energy Corporation had no preferred stock outstanding